

COMMONWEALTH OF KENTUCKY
ALISON LUNDERGAN GRIMES, SECRETARY OF STATE

| **Division of Business Filings**
Business Filings
PO Box 718
Frankfort, KY 40602
(502) 564-3490
www.sos.ky.gov | Articles of Amendment
(Limited Liability Company) | LLA |

Pursuant to the provisions of KRS 14A and KRS Chapter 275, the undersigned applicant applies to amend articles and, for that purpose, submits the following statements:

1. Name of the limited liability company on record with the Office of the Secretary of State is:

FTC, LLC
.
(Name must be identical to the name on record with the Secretary of State.)

2. The text of each amendment adopted: Article 1: The name of the limited liability company is Goodwood Brewing Company, LLC.

_____

_____

_____

3. The date of adoption of each amendment was 04/13/2015 .

4. Mark the appropriate line in the following statement for the adoption of the amendment **(check only one option):**

   The amendment(s) was/were duly adopted by the managers ✓ or members_____ in accordance with the articles of organization, the operating agreement of the limited liability company, or this chapter.

5. This amendment will be effective upon filing, unless a delayed effective date and/or time is provided. The effective date or the delayed effective cannot be prior to the date the application is filed. The date and/or time is_____.
   (Delayed effective date and/or time)

6. The individual signing these articles of amendment is a **(check only one):** Member _____ or Manager ✓ .

We declare under penalty of perjury under the laws of the state of Kentucky that the foregoing is true and correct.

Ted K. Mitzlaff	Theodore Mitzlaff	Manager	04/13/15
Signature of Member, Manager or Authorized Party	**Printed Name**	**Title**	**Date**

Signature of Member, Manager or Authorized Party	**Printed Name**	**Title**	**Date**

(01/12)

TITLE	Amended Articles
FILE NAME	Amendment_FTC_Goodwood_send.pdf
DOCUMENT ID	30b9004a4ea9771d89473cd459044807cce9e2e4
STATUS	● Completed

Document History

↑ UPLOADED	4/13/15 20:24:14 UTC-5	Amendment_FTC_Goodwood_send.pdf uploaded by nathan@fortphelps.com IP: 23.124.145.73
↗ SENT	4/13/15 21:49:36 UTC-5	Sent for signature to Theodore Mitzlaff (tmitzlaff@bluegrassbrew.com) IP: 23.124.145.73
👁 VIEWED	4/14/15 14:56:43 UTC-5	Viewed by Theodore Mitzlaff (tmitzlaff@bluegrassbrew.com) IP: 67.142.235.252
✍ SIGNED	4/14/15 14:58:01 UTC-5	Signed by Theodore Mitzlaff (tmitzlaff@bluegrassbrew.com) IP: 67.142.235.252
✓ COMPLETED	4/14/15 14:58:01 UTC-5	The document has been completed.

Commonwealth of Kentucky
Alison Lundergan Grimes, Secretary of State

Alison Lundergan Grimes
Secretary of State
P. O. Box 718
Frankfort, KY 40602-0718
(502) 564-3490
http://www.sos.ky.gov

Certificate of Existence

Authentication number: 174319
Visit https://app.sos.ky.gov/ftshow/certvalidate.aspx to authenticate this certificate.

I, Alison Lundergan Grimes, Secretary of State of the Commonwealth of Kentucky, do hereby certify that according to the records in the Office of the Secretary of State,

GOODWOOD BREWING COMPANY, LLC

is a limited liability company duly organized and existing under KRS Chapter 14A and KRS Chapter 275, whose date of organization is August 2, 2004 and whose period of duration is perpetual.

I further certify that all fees and penalties owed to the Secretary of State have been paid; that articles of dissolution have not been filed; and that the most recent annual report required by KRS 14A.6-010 has been delivered to the Secretary of State.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my Official Seal at Frankfort, Kentucky, this 16th day of March, 2016, in the 224th year of the Commonwealth.



Alison Lundergan Grimes
Secretary of State
Commonwealth of Kentucky
174319/0591487

GOODWOOD BREWING COMPANY, LLC
ACTION TAKEN BY WRITTEN CONSENT OF THE MEMBERS
ON

January 3, 2020

The undersigned Members of Goodwood Brewing Company, LLC, a Kentucky limited liability company (the "Company"), acting without a meeting pursuant to the provisions of KRS Chapter 275 and Section 4.7 of the Operating Agreement, the Company hereby adopts the following resolutions by unanimous written consent in lieu of an organizational meeting:

1.   **Adoption of Fourth Amended and Restated Operating Agreement.**

RESOLVED, that the Operating Agreement, previously executed by the Members is hereby amended and restated for the fourth time and attached hereto as **EXHIBIT A** (the "Operating Agreement") and is hereby ratified, approved and adopted as the Operating Agreement of the Company by unanimous approval of the Members;

RESOLVED FURTHER, the executed Operating Agreement shall be inserted as so certified in the Company's Minute Book and a copy thereof, similarly certified, is kept at the Company's principal office, as required by law.

2.   **Financing Resolutions Related to Fundopolis Portal LLC.**

WHEREAS, it is deemed to be in the best interests of the Company and its Members that the Company consummate a financing to support further growth and scalability;

WHEREAS, the Manager has identified a crowdfunding platform, Fundopolis Portal LLC (http://www.fundopolis.com) which assist Companies in certain financing scenarios, namely crowdfunding, debt financing;

RESOLVED, the Manager is authorized to utilize the services of Fundopolis to launch a crowdfunding campaign to raise $1,000,000.00 USD through a revenue share model, as to be defined and agreed to further in a writing signed by the Members; and

RESOLVED FURTHER, the Manager is authorized to execute any agreements on behalf of the Company to further and solidify the relation with Fundopolis Portal LLC.

3.   **Ratification.**

RESOLVED, that any and all action taken in good faith by the Managers of the Company prior to the date hereof on behalf of the Company in furtherance of the transactions contemplated by the foregoing resolutions are in all respects ratified, confirmed, and approved by the Company

as its own act and deed, and shall be conclusively deemed to be such corporate act and deed for all purposes; and

RESOLVED, that each Manager of the Company be, and each hereby is, authorized, empowered and directed to execute such other instruments and documents and to take such other actions as the Managers so acting deems necessary or desirable, for and on behalf of the Company to fulfill the above resolutions.

IN WITNESS WHEREOF, this Action by Unanimous Written Consent has been executed by the undersigned as of the dates set forth below and shall be effective as of the date when all of the Managers and Members have signed this Consent. This Consent may be signed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

MEMBERS



_____
Theodore Mitzlaff

_____
Peter McDermott

_____
Lowell Stokes

_____
David Hussung

_____
Breck Jones Jr.

_____
Wes Matelich

_____
Glen Sullivan

_____
Debra Hope

_____
Gary Oshana

_____
Andrew Stokes

_____
Tom Childress

_____
Breck Jones Sr.

_____
Larry Thornton


_____
Jim Hatcher

Howard Vogt

Howie Vogt

George Matelich

G.M. Curtis

John Buchino

Michael Grisanti

Robert English

Kevin Cohoon

John Hill

Jeffrey K. Betzoldt

MANAGER



Theodore Mitzlaff

EXHIBIT A

4th AMENDED AND RESTATED OPERATING AGREEMENT

as its own act and deed, and shall be conclusively deemed to be such corporate act and deed for all purposes; and

RESOLVED, that each Manager of the Company be, and each hereby is, authorized, empowered and directed to execute such other instruments and documents and to take such other actions as the Managers so acting deems necessary or desirable, for and on behalf of the Company to fulfill the above resolutions.

IN WITNESS WHEREOF, this Action by Unanimous Written Consent has been executed by the undersigned as of the dates set forth below and shall be effective as of the date when all of the Managers and Members have signed this Consent. This Consent may be signed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

MEMBERS



Theodore Mitzlaff



Peter McDermott

_____

Lowell Stokes

_____

David Hussung

_____

Breck Jones Jr.

_____

Wes Matelich

_____

Glen Sullivan

_____

Debra Hope

_____

Gary Oshana

_____

Andrew Stokes

_____

Tom Childress

_____

Breck Jones Sr.

_____

Larry Thornton

_____

Jim Hatcher

as its own act and deed, and shall be conclusively deemed to be such corporate act and deed for all purposes; and

RESOLVED, that each Manager of the Company be, and each hereby is, authorized, empowered and directed to execute such other instruments and documents and to take such other actions as the Managers so acting deems necessary or desirable, for and on behalf of the Company to fulfill the above resolutions.

IN WITNESS WHEREOF, this Action by Unanimous Written Consent has been executed by the undersigned as of the dates set forth below and shall be effective as of the date when all of the Managers and Members have signed this Consent. This Consent may be signed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

MEMBERS

____________________	____________________
Theodore Mitzlaff	Peter McDermott
____________________	____________________
Lowell Stokes	David Hussung
____________________	____________________
Breck Jones Jr.	Wes Matelich
____________________	____________________
Glen Sullivan	Debra Hope
[signature]	____________________
Gary Oshana	Andrew Stokes
____________________	____________________
Tom Childress	Breck Jones Sr.
____________________	____________________
Larry Thornton	Jim Hatcher

as its own act and deed, and shall be conclusively deemed to be such corporate act and deed for all purposes; and

RESOLVED, that each Manager of the Company be, and each hereby is, authorized, empowered and directed to execute such other instruments and documents and to take such other actions as the Managers so acting deems necessary or desirable, for and on behalf of the Company to fulfill the above resolutions.

IN WITNESS WHEREOF, this Action by Unanimous Written Consent has been executed by the undersigned as of the dates set forth below and shall be effective as of the date when all of the Managers and Members have signed this Consent. This Consent may be signed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

MEMBERS

_____	_____
Theodore Mitzlaff	Peter McDermott
_____	_____
Lowell Stokes	David Hussung
_____	_____
Breck Jones Jr.	Wes Matelich
_____	_____
Glen Sullivan	Debra Hope
_____	_____
Gary Oshana	Andrew Stokes
_____	_____
Tom Childress	Breck Jones Sr.
	
_____	_____
Larry Thornton	Jim Hatcher

as its own act and deed, and shall be conclusively deemed to be such corporate act and deed for all purposes; and

RESOLVED, that each Manager of the Company be, and each hereby is, authorized, empowered and directed to execute such other instruments and documents and to take such other actions as the Managers so acting deems necessary or desirable, for and on behalf of the Company to fulfill the above resolutions.

IN WITNESS WHEREOF, this Action by Unanimous Written Consent has been executed by the undersigned as of the dates set forth below and shall be effective as of the date when all of the Managers and Members have signed this Consent. This Consent may be signed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

MEMBERS



Theodore Mitzlaff	Peter McDermott
Lowell Stokes	David Hussung
Breck Jones Jr.	Wes Matelich
Glen Sullivan	Debra Hope
Gary Oshana	Andrew Stokes
Tom Childress	Breck Jones Sr.
Larry Thornton	Jim Hatcher

Howard Vogt

Howie Vogt

George Matelich

G.M. Curtis

John Buchino

Michael Grisanti



Robert English

Kevin Cohoon

John Hill

Jeffrey K. Betzoldt

MANAGER

Theodore Mitzlaff

as its own act and deed, and shall be conclusively deemed to be such corporate act and deed for all purposes; and

RESOLVED, that each Manager of the Company be, and each hereby is, authorized, empowered and directed to execute such other instruments and documents and to take such other actions as the Managers so acting deems necessary or desirable, for and on behalf of the Company to fulfill the above resolutions.

IN WITNESS WHEREOF, this Action by Unanimous Written Consent has been executed by the undersigned as of the dates set forth below and shall be effective as of the date when all of the Managers and Members have signed this Consent. This Consent may be signed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one instrument.

MEMBERS



_____
Theodore Mitzlaff

_____
Lowell Stokes

_____
Breck Jones Jr.

_____
Glen Sullivan

_____
Gary Oshana

_____
Tom Childress

_____
Larry Thornton

_____
Peter McDermott

_____
David Hussung

_____
Wes Matelich

_____
Debra Hope

_____
Andrew Stokes

_____
Breck Jones Sr.

_____
Jim Hatcher

OPERATING AGREEMENT
OF
GOODWOOD BREWING COMPANY, LLC

* * * * * * * * * * * * * * * * *

THE MEMBERSHIP INTERESTS DESCRIBED HEREIN (THE "INTERESTS") HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE. THE INTERESTS MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTIONS THEREFROM.

THE INTERESTS ARE BEING OFFERED AND SOLD IN RELIANCE UPON CERTAIN EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT.

THERE IS NO OBLIGATION ON THE ISSUER TO REGISTER THE INTERESTS UNDER THE SECURITIES ACT. A PURCHASER OF ANY INTEREST MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE INTERESTS REPRESENTED HEREBY HAVE NOT BEEN REVIEWED OR APPROVED BY THE SECURITIES ADMINISTRATOR OF THE COMMONWEALTH OF KENTUCKY OR ANY OTHER JURISDICTIONS NOR HAVE THEY BEEN QUALIFIED OR REGISTERED UNDER THE APPLICABLE SECURITIES LAWS OF THE COMMONWEALTH OF KENTUCKY OR ANY OTHER JURISDICTIONS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE QUALIFICATION OR REGISTRATION REQUIREMENTS OF SUCH LAWS. THEREFORE, A PURCHASER OF ANY INTEREST WILL NOT BE ABLE TO RESELL IT UNLESS THE INTEREST IS QUALIFIED OR REGISTERED UNDER THE APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH QUALIFICATION OR REGISTRATION IS AVAILABLE.

THE OPERATING AGREEMENT PROVIDES FOR FURTHER RESTRICTIONS ON TRANSFER OF THE INTERESTS.

4th AMENDED AND RESTATED OPERATING AGREEMENT
OF
GOODWOOD BREWING COMPANY, LLC

A Kentucky Limited Liability Company

This Operating Agreement is made and entered into as of January 1, 2016, by and among those Members of Goodwood Brewing Company, LLC, a Kentucky limited liability company (the "Company"), identified on Exhibit A attached hereto and those admitted from time to time hereafter.

ARTICLE 1
INTRODUCTION

Section 1.1.   **Organization.** The Members hereby organize the Company as a Kentucky limited liability company pursuant to the provisions of the Act. The rights and obligations of each Member shall be as set forth in the Act except to the extent the Articles and this Agreement expressly provide otherwise.

Section 1.2.   **Defined Terms.** The following capitalized terms used in this Agreement shall, unless the context otherwise requires or unless otherwise expressly provided herein, have the following meanings set forth below:

(a)   "Act" shall mean the Kentucky Limited Liability Company Act, Kentucky Revised Statutes, Chapter 275, as the same may be amended from time to time.

(b)   "Additional Member" shall mean any person or Entity admitted as a Member pursuant to Section 2.4 hereof.

(c)   "Affiliate" shall mean any individual, partnership, registered limited liability partnership, corporation, limited liability company, limited partnership, trust, or other Entity or association, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member. The term "control," as used in the immediately preceding sentence, means, with respect to a corporation the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the controlled corporation, and, with respect to any individual, partnership, trust, other Entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled Entity.

(d)   "Agreement" shall mean this Operating Agreement, as originally executed and as amended from time to time.

(e)   "Articles" shall mean the Articles of Organization, as amended from time to time, filed with the Kentucky Secretary of State in accordance with the Act.

(f)   "Available Cash" shall mean the sum of all cash funds of the Company on hand from time to time (other than cash funds obtained as contributions to the capital of the Company by the Members and cash funds obtained from loans to the

Company) plus any funds released by the Members from previously established reserves after (i) payment of all operating expenses of the Company as of such time, (ii) provision for payment of all outstanding and unpaid current obligations of the Company as of such time, and (iii) provision for a working capital reserve in accordance with Section 7.3 below.

(g)   "Bankruptcy" shall mean, and a Member shall be deemed a "Bankrupt Member" upon, (i) the entry of a decree or order for relief against the Member by a court of competent jurisdiction in any involuntary case brought against the Member under any bankruptcy, insolvency or other similar law (collectively, "Debtor Relief Laws") generally affecting the rights of creditors and relief of debtors now or hereafter in effect, (ii) the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar agent under applicable Debtor Relief Laws for the Member or for any substantial part of the Member's assets or property, (iii) the ordering of the winding up or liquidation of the Member's affairs, (iv) the filing of a petition in any such involuntary bankruptcy case that remains undismissed for a period of 180 days or that is not dismissed or suspended pursuant to Section 305 of the Federal Bankruptcy Code (or any corresponding provision of any future United States bankruptcy law), (v) the commencement by the Member of a voluntary case under any applicable Debtor Relief Law now or hereafter in effect, (vi) the consent by the Member to the entry of an order for relief in an involuntary case under any such law or to the appointment of or the taking of possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar agent under any applicable Debtor Relief Laws for the Member or for any substantial part of the Member's assets or property, or (vii) the making by a Member of any general assignment for the benefit of the Member's creditors.

(h)   "Capital Account" shall mean the individual account of a Member established and maintained pursuant to Section 3.2 hereof.

(i)   "Capital Contribution" shall mean the total amount of cash and agreed fair market value of property contributed and agreed to be contributed (or deemed contributed under Treasury Regulation Section 1.704-1(b)(2)(iv)(d)) net of any liabilities assumed or to which the assets are subject to the Company by each Member, as the same may be amended from time to time.

(j)   "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(k)   "Company" shall refer to Goodwood Brewing Company, LLC.

(l)   "Entity" shall mean any association, corporation, general partnership, limited partnership, limited liability company, registered limited liability partnership, joint stock association, joint venture, firm, trust, business trust or cooperative, and foreign associations of like structure.

(m)   "Manager" shall mean Theodore "Ted" Mitzlaff until such time as either he resigns or is removed by the Members. The Manager may be removed at any time, with or without cause, and a replacement Manager elected, by the affirmative vote of Members holding not less than two-thirds of the Units then held by the Members. The Manager need not be a Member.

(n)   "Membership Interest" shall mean the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Act, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

(o)   "Member" shall mean each person (individual or Entity) executing this Agreement and any person or Entity who is subsequently admitted as a Member of the Company.

(p)   "Net Losses" shall mean the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes.

(q)   "Net Profits" shall mean the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting adopted by the Company and as reported separately or in the aggregate, as appropriate, on the tax return of the Company filed for federal income tax purposes. Net Profits shall include taxable income, capital gain and income exempt from taxation.

(r)   "Percentage Interest" shall mean the percentage set forth opposite the name of a Member under the column "Percentage Interest" on Exhibit A attached hereto, as such percentage may be adjusted from time to time pursuant to the terms hereof.

(s)   "Principal Office" shall mean 636 East Main Street, Louisville, Kentucky 40202, or such other address as may be established by the Members from time to time.

(t)   "Pro Rata Part" means the proportion that a Percentage Interest of a Member bears to the aggregate Membership Interests in the Company of all Members.

(u)   "Substitute Member" shall mean any person or Entity who or that is admitted into membership upon the written consent of all Members pursuant to Section 8.6 hereof.

(v)   "Units" shall mean the entire Membership Interest in the Company owned by all Members, including the right of such Members to any and all benefits to which a Member may be entitled hereunder or under the Act, together with all the obligations of such Member to comply with the provisions of this Agreement. Each Unit shall represent a fraction of the entire Membership Interest of the Company. The number of Units held by each Member is indicated on <u>Exhibit A</u>, as such may be amended from time to time.

Section 1.3.   **Term.** The Company commenced its existence on the date of filing of its Articles and shall continue in existence until such time as it may be terminated in accordance with the terms of this Agreement or the Act.

Section 1.4.   **Company Purpose.** The general purpose of the Company is to engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the authority to do all things necessary or convenient to accomplish its purpose and operate its business as described in this Section.

ARTICLE 2
MEMBERS AND MEMBERSHIP INTERESTS

Section 2.1.   **Names and Percentage Interests of Initial Members.** The names of the Members and their respective Percentage Interests and unit classifications are set forth on <u>Exhibit A</u> hereto.

Section 2.2.   **Certificates for Membership Interests.** A Member's Membership Interest shall be represented by a certificate of membership. The exact contents of a certificate of membership shall be determined by the Members; provided each certificate shall include the following legend:

> "Transfer of this Membership Interest is restricted under the terms of the Operating Agreement by and among the Members of the Company, dated April __, 2015, a copy of which may be examined at the principal office of the Company."

Section 2.3.   **Representations and Warranties.** Each Member, and in the case of an Organization, the person(s) executing this Agreement on behalf of the Organization, hereby represents and warrants to the Company and each other Member that: (a) if that Member is an Organization, it is duly organized, validly existing, and in good standing under the law of its state of organization and has full organizational power to execute and agree to this Agreement and to perform its obligations hereunder; (b) the Member is acquiring its interest in the Company for the Member's own account as an investment and without an intent to distribute the interest; and (c) the Member acknowledges that the Membership Interests have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be resold or transferred by the Member without appropriate registration or the availability of an exemption from such requirements.

Section 2.4.   **Admission of Additional Members.** As provided herein, (i) the Members may admit to the Company Additional Member(s) to participate in the Net Income, Net Losses, Available Cash and ownership of the assets of the Company on such terms as are determined by Members holding two-thirds of the Units then held by the Members, (ii) admission of any such Additional Member(s) shall require the written consent of Members holding two-thirds of the Units then held by the Members, and (iii) such Additional Members shall be allocated gain, income or expense by such method as may be provided in the Agreement, and if no method is specified, then as may be permitted by Code Section 706(d).

Section 2.5. **Conditions for New Members.** Notwithstanding anything contained herein to the contrary, no person at any time shall be admitted as a Member of the Company unless, the person delivers to the Company a written instrument agreeing to be bound by the terms of this Agreement, as it may have been amended from time to time; and the admission of such person as a Member will not result in the termination of the Company.

Section 2.6. **Dilution & Percentage Interest of the Classes.** All Interests of all classes shall be diluted on a pro rata bases to the extent Interests of any and all classes are added or increased in accordance with this Section 2.6, including without limitation dilution resulting from a private or public offering of securities.

ARTICLE 3
CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS.

Section 3.1. **Initial Capital Contributions.** In consideration of the Membership Interests indicated on Exhibit A, each of the Members shall make Capital Contribution in the respective amounts and by the dates indicated on Exhibit A. Exhibit A shall be amended from time to time if and as additional Persons become Members or to reflect transfers of Membership Interests by or between Members or additional classes of Units. If any Member fails to make a Capital Contribution he has agreed to make (either herein or in a written subscription, contribution or other similar agreement) when and as agreed, then (a) any rights such person may have to vote as a Member under this Agreement shall terminate and such person shall no longer constitute or have the right to vote as a Member, (ii) the Company, at its option, may redeem any Units then held by such person at a price equal to the lesser of book value (as reasonably determined by the Company's accountants) or the amount paid by such person for such Units, with 20% of the price paid on the date of transfer and the remaining 80% paid in four equal installments, with one installment due on each of the first, second, third and fourth anniversaries of the date of transfer, and (iii) the Company may, at its option, terminate such person's right to make such Capital Contribution and thereby to acquire additional Units.

Section 3.2. **Capital Accounts and Adjustments.** The Company shall establish and maintain a Capital Account for each Member. Each Member's Capital Account shall be increased or decreased as the case may be in the manner set forth in Treasury Regulation Section 1.704-1(b)(2)(iv).

Section 3.3. **Return of Capital Contributions.** Except as provided otherwise herein, no Member shall be entitled to withdraw from the Company nor have the right to return of his Capital Contribution. No interest shall be paid on any Capital Contribution made by any member to the Company.

Section 3.4.   **Additional Capital Contributions.** No Member shall be required to make any additional Capital Contribution to the Company other than the Capital Contribution required to be made by such Member under Section 3.1 of this Agreement. The Company shall not be authorized to accept any additional Capital Contributions, or to issue Units in exchange therefor, unless it first obtains the written consent of Members holding not less than two-thirds of all Units then outstanding.

Section 3.5.   **Compliance with Section 704(b) of the Code.** The provisions of this Article 3 as they relate to the maintenance of Capital Accounts are intended, and shall be construed, and, if necessary, modified to cause the allocations of Net Income, Net Losses, and items of income, gain and credit pursuant to Article 7 to have substantial economic effect under the Treasury Regulations promulgated under Section 704(b) of the Code, in light of the distributions made pursuant to Articles 7 and 9 and the contributions made pursuant to this Article 3. Notwithstanding anything herein to the contrary, this Agreement shall not be construed as creating a deficit restoration obligation or otherwise personally obligate any Member to make a Capital Contribution in excess of the initial Capital Contribution of the Member under Section 3.1.

Section 3.6.   **Taxation as S Corporation**.

(a)   Subchapter "S" Status. The Members agree that the Company shall be an "S" corporation within the meaning of the Code. The Members agree that the Company and the Members must meet the following criteria in order to maintain the Company's S Election which shall include but is not limited to: (a) the Company shall not have more than one hundred (100) Members; (b) all Members must be (i) individuals who are not nonresident aliens; (ii) trusts or estates that meet the criteria set forth in Code Section 1361(c), (d) or (e); or (iii) an organization described in Code Section 401(a) or 501(c)(3) which is exempt from tax under Code Section 501(a); and (c) the Company and the Members shall comply with all other applicable provisions contained in Subchapter S of the Code, the Regulations thereunder and all other IRS rulings, cases, etc. that govern the Company's ability to retain its S-election. No Member shall take any action or fail to take any action which he or it knows or should know will result in the termination of the Company's Subchapter "S" election (the "Election"); and, if any such act or failure to act shall occur, such Member shall immediately take such steps that may be required to prevent the termination of the Election. In the event that the Company's Election is terminated because of any Member's act or failure to act which he or it knew or should have known would result in such termination, such Member shall indemnify the other Members for any loss or liability incurred on account of such termination, including, without limitation, any federal and state income taxes directly attributable to such termination.

(b)   Distributions. Subject to any limitation on distributions imposed by applicable law, the Company and the Members agree as follows:

(i)   Subject to the terms of this paragraph, the Company shall make pro-rata distributions of cash, to the Members based on ownership of and Class of Units in the Company, to pay federal and state income taxes on the income (net of any tax benefits produced for the Members by the Company, losses, deductions and credits) that passes from the Company under the applicable provisions of the Code.

(ii)   The total amount required to be distributed shall be determined by conclusively presuming that all taxable income which passes through to each Member will be taxed at the maximum marginal federal rate (without regard to exemptions or phase out of lower tax rates) and the maximum marginal state rate which may be applicable to any Member at which income of any individual can be taxed in the calendar year that includes the last day of the Company's taxable year.

(iii)   The Company shall make the distributions required in above in a timely manner to allow the tax (including, without limitation, estimated tax payments) attributable to the income passed through the Company to any Member to be paid when due

(iv)   No provision in this subsection shall cause the total dividend paid with respect to any outstanding Unit to differ from any amounts paid with respect to any other outstanding Unit.

(v)   No provision of this subsection shall be construed to limit the ability of the Company to declare and pay additional dividends to the Member out of the assets of the Company legally available for such payment at such time or times as the Manager of the Company may determine.

(c)   Waiver of Termination of Subchapter "S" Status. If the Company's status as an "S" corporation under the Code is terminated inadvertently and the Company wishes to obtain a ruling under Section 1362(f) of the Code to reinstate the Company's Subchapter "S" election, each Member agrees to make any adjustments required pursuant to Section 1362(f)(4) of the Code and approved by the Company's Managers. Each Member's obligation to make such adjustments shall continue after the Member has ceased to own Units in the Company.

ARTICLE 4
MANAGEMENT AND CONTROL OF BUSINESS; MEMBERS' MEETINGS

Section 4.1.   **Overall Management Vested in Manager.** Except as otherwise provided herein, management of the Company shall be vested solely in the Manager and all decisions with respect to any matter affecting or arising from the conduct of the Company's business shall be made by the Manager. The Manager shall have the right, power and authority, for and on behalf of the Company, and in its name, to exercise all of the rights, power and authority that may be possessed by a Manager under the Act, provided, that the Manager may not (except with the consent of Members then holding more than fifty percent of the Units) approve the annual budget, the sale of all or any substantial portion of the Company's business and assets outside the ordinary course of business, the merger of the Company with or into another entity, the amendment of this Operating Agreement, the investment of Company assets in another business entity, the Company's acquisition of any substantial portion of the assets or equity of any other business, the commitment of the Company to any expenditure of funds in excess of $10,000.00 or to any contract having a term exceeding one year, any change in the Manager's compensation, the commitment of the Company to any transaction with any party to whom the Manager is related or in which the Manager has invested, or the borrowing by the Company of funds in excess of $10,000.00. In dealing with the Manager, no person shall be required to inquire into the authority of the Manager to bind the Company. The Manager may delegate his authority hereunder to others. The Manager shall devote substantially all of his working time to the business of the Company.

Section 4.2.   **Manager's Standard of Care**. The Manager shall not be liable, responsible or accountable in damages to the Members or the Company for any act or omission on behalf of the Company performed or omitted by the Manager in good faith and in a manner reasonably believed by the Manager to be within the scope of his authority under this Agreement and in the Company's best interests, unless he acts with gross negligence or willful misconduct with respect to such acts or omissions.

Section 4.3.   **Place of Meetings**. All meetings of the Members shall be held at any place within or without the Commonwealth of Kentucky which may be designated by the Members. In the absence of such designation, Members' meetings shall be held at the Principal Office of the Company.

Section 4.4.   **Meetings of Members**. All quarterly meetings of the Members shall be held on a date to be determined by the Manager during each March, June, September and December, or on another date or time fixed, from time to time, by the Members; and (ii) at the Principal Office or such other place as may be designated by the Members and stated in the notice of meeting. At the annual meeting held during December of each year, the Members shall appoint the Manager and consider the annual budget for the succeeding year. Special meetings of the Members for the purpose of taking any action permitted by the Members may be called by Members owning more than 50% of the Percentage Interests of all Members. Upon request in writing that a meeting of the Members be called for any proper purpose, the secretary forthwith shall cause notice to be given to the Members entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than ten (10) or more than sixty (60) days after receipt of the request.

Section 4.5.   **Quorum**. The presence at any meeting in person or by proxy of Members owning more than 50% of the Percentage Interests of all Members shall constitute a quorum for the transaction of business.

Section 4.6.   **Waiver of Notice**. The actions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as if taken at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the Company's records and made a part of the minutes of the meeting.

Section 4.7. **Action by Members Without a Meeting.** Any action which, under any provision of the Act, the Articles or this Agreement, may be taken at a meeting of the Members, may be taken without a meeting, and without notice except as hereinafter set forth, if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. All such consents shall be filed with the secretary of the Company and shall be maintained in the Company's records.

Section 4.8. **Liability of Members and Manager.** No Member or Manager shall be personally liable under a judgment, decree or order of the court, or in any other manner, for a debt, obligation or liability of the Company, except as provided by the Act. No Member or Manager shall be required to loan any funds to the Company. Except as may be expressly provided otherwise herein, no Member shall be required to make any contribution to the Company by reason of any negative balance in such Member's Capital Account, nor shall any negative balance in a Member's Capital Account create any liability on the part of the Member to any third party. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members or Manager for liabilities of the Company.

Section 4.9. **Members are Not Agents.** No member, acting solely in the capacity of a Member, is an agent of the Company nor does any Member, unless expressly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

Section 4.10. **Reimbursement of Expenses.** The Manager shall be entitled to reimbursement from the Company of all expenses reasonably incurred and paid by the Manager (or his delegates) on behalf of the Company.

ARTICLE 5
OFFICERS

Section 5.1. **General.** Subject to the provisions of the Act and the Articles, the Manager may determine from time to time to appoint one or more individuals as officers of the Company. An officer need not be a Member of the Company, and any number of offices may be held by the same person. The officers of the Company may include a president, a vice-president, a secretary and a treasurer, who may also be the chief financial officer of the Company. The Company may also have such other officers as may be designated from time to time by the Manager.

Section 5.2. **Appointment and Removal.** The officers shall be appointed by the Manager. Each officer, including an officer elected to fill a vacancy, shall hold office at the pleasure of the Manager until his or her successor is elected, except as otherwise provided by the Act. Any officer may be removed, with or without cause, at any time by the Manager.

Section 5.3. **President.** The president shall be the chief executive officer of the Company and shall, subject to the control of the Manager, have general supervision, direction and control of the business and affairs of the Company. The president shall have all of the powers which are ordinarily inherent in the office of the president of a corporation, and shall have such further powers and shall perform such further duties as may be prescribed from time to time by the Manager.

Section 5.4. **Vice President.** In the absence or disability or refusal to act of the president, the vice president shall perform all of the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president. The vice president shall have such other powers and perform such other duties as from time to time may be prescribed for him or her, by the president, this Agreement or the Manager.

Section 5.5. **Secretary.** The secretary shall keep or cause to be kept at the principal executive office of the Company, or such other place as the president may order, a book of minutes of all proceedings of the Members and of the Manager, with the time and place of holding, whether regular or special, and if special how authorized, the notice thereof given, the names of those present and the number of votes present or represented at Members' meetings and Manager's meetings. The secretary, or, if he or she is absent or unable or refuse to act, any other officer of the Company, shall give or cause to be given notice of all the meetings of the Members required by the Agreement or by law to be given, shall keep the seal of the Company, if any, in safe custody, and shall have such other powers and perform such other duties as may be prescribed from time to time by the president, this Agreement or the Manager.

Section 5.6. **Treasurer.** The treasurer shall be the chief financial officer of the Company and shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of account of the Company. The treasurer shall keep or cause to be kept at the Principal Office of the Company a record of Members showing the names of the Members and their addresses, their Capital Contributions, and their respective Percentage Interests from time to time. The treasurer shall receive and deposit all moneys and other valuables belonging to the Company in the name and to the credit of the Company and shall disburse the same only in such manner as the president or the Manager may from time to time determine, shall render to the president or the Manager, whenever requested, an account of all his or her transactions as treasurer and of the financial condition of the Company, and shall perform such further duties as the president, this Agreement or the Manager may prescribe from time to time.

ARTICLE 6
ACCOUNTING AND RECORDS

Section 6.1. **Records and Accounting.** The books and records of the Company, including those required by the Act, shall be kept, and the financial position and the results of its operations recorded, in accordance with the accounting methods elected to be followed by the Company for federal income tax purposes. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business. The fiscal year of the Company for financial reporting and for federal income tax purposes shall be the calendar year.

Section 6.2. **Access to Accounting Records.** In accordance with the Act, all books and records of the Company shall be maintained at the Principal Office or any other Company office as determined by the Manager, and each Member, and such Member's duly authorized representative, shall have access to them at such office of the Company and the right to inspect and copy them at reasonable times.

Section 6.3. **Annual Financial and Tax Information.** The Company shall use its best efforts to cause the Company to deliver to each Member within ninety (90) days after the end of each fiscal year all information necessary for the preparation of such member's federal income tax return. The Manager shall also use his best efforts to cause the Company to prepare, within ninety (90) days after the end of each fiscal year, a financial report of the Company for such fiscal year, containing a balance sheet as of the last day of the year then ended, an income statement for the year then ended, and a statement of reconciliation of the Capital Accounts.

Section 6.4. **Accounting Decisions.** All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of the Company's accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

Section 6.5. **Tax Matters Partner.** Ted Mitzlaff shall serve as the initial Tax Matters Partner of the Company and shall have such authority as is granted a Tax Matters Partner under Code Section 6231(a)(7) and the regulations thereunder.

ARTICLE 7
ALLOCATIONS AND DISTRIBUTIONS

Section 7.1. **Allocation of Net Income and Net Losses.** Except as may be expressly provided otherwise in this Article 7, and subject to the provisions of Code Section 704(c), the Net Income, Net Loss or capital gains of the Company for each fiscal year of the Company shall be allocated to the Members, pro rata, in accordance with their Percentage Interests.

Section 7.2. **Distribution of Available Cash.** The parties acknowledge that the Company intends to be treated as a "S Corporation," and pursuant thereto, all of its income for federal tax purposes will be taxable to the Members, in accordance with their pro rata share of the Units of the Company. The Company shall distribute Available Cash to the Members sufficient to enable them to pay federal, state and local income tax (at the highest applicable rate), if any, attributable to the tax attributes passed through to them no later than ten (10) days prior to the dates that estimated taxes are due for individuals. Periodically, but not less frequently than at the end of each calendar year, additional distributions of Available Cash, if any, may (at the Manager's discretion) be distributed to the Members, pro rata, in accordance with their Percentage Interests. Available Cash shall not be distributed to the extent that such distribution would violate the requirements of the Act or the Code.

Section 7.3. **Allocation of Income and Loss and Distributions in Respect of Interests Transferred.**

(a)   If any Membership Interest is transferred, or is increased or decreased by reason of the admission of a new member or otherwise, during any fiscal year of the Company, each item of income, gain, loss, deduction or credit of the Company for such fiscal year shall be assigned pro rata to each day in the particular period of such fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each such item so assigned to any such day shall be allocated to the Members based upon their respective Membership Interests at the close of such day. For the purpose of accounting convenience and simplicity, the Company may treat a transfer of, or an increase or decrease in, a Membership Interest that occurs at any time during a monthly period (commencing with the monthly period including the date hereof) as having been consummated on the first day of the next succeeding monthly period, regardless of when during such monthly period such transfer, increase or decrease actually occurs (i.e., sales and dispositions made during any month will be deemed to have been made on the first day of the following month).

(b)   Distributions of Company assets in respect of a Membership Interest shall be made only to the Members who, according to the Company's books and records, are the holders of record of the Membership Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Manager shall incur any liability for making distributions in accordance with the provisions of the preceding sentence, whether or not the Company or the Manager has knowledge or notice of any transfer or purported transfer of ownership of a Membership Interest that has not been approved by the appropriate vote of the Members. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Membership Interests as of the date such sale or other disposition occurs.

ARTICLE 8
CHANGES IN MEMBERS

Section 8.1. **Transfer and Assignment of Member's Interest.** Except as otherwise expressly provided in this Article 8, no Member shall be entitled to sell, assign, transfer, pledge, hypothecate, encumber or otherwise in any way alienate all or any part of such Member's Membership Interest in the Company, whether voluntary or by operation of law, or by gift or otherwise, (i) except with the prior written consent of Members the holding not less than two-thirds of the Units (exclusive of Units held by the transferring Member), and (ii) without registration under applicable federal and state securities laws, or unless such Member delivers an opinion of counsel satisfactory to the Company that registration under such laws is not required. Transfers in violation of this Article 8 shall only be effective to the extent set forth in Section 8.7(b) hereof.

Section 8.2.   Sale of Membership Interest Upon Death.

(a)   <u>Death of a Member</u>. Should any Member die (a "Deceased Member"), all Units owned by his or her estate shall be subject to sale and purchase pursuant to the terms of this subsection. Within ninety (90) days after the appointment and qualification of the Deceased Member's legal representative, the estate of the Deceased Member shall unconditionally offer, in a signed writing, to sell to the Company all of the Member Interest then owned by the estate of the Deceased Member.

(i)   The Company shall have the right (but not the obligation) to buy the Units owned by the estate of the Deceased Member. The Company may exercise such right by notifying the Deceased Member's legal representative of its election to do so within ninety days after receipt of the written offer described in Section 8.2(a).

(ii)   In the event that KRS 275.225 prevents the Company from making a distribution in an amount sufficient to purchase all of the Units owned by the estate of the Deceased Member, the Company may elect to purchase such remaining Units (the "Remaining Units"), with the purchase price for the Remaining Units paid by the Company's promissory note. Such promissory note shall:

(A)   be payable to the order of the Deceased Member's estate or its designee;

(B)   bear interest at a rate per annum equal to the average of the "Prime Rate" in effect at PNC Bank of Kentucky's principal office in Louisville, Kentucky for twelve (12) full months prior to the date of the note, but in no event greater than ten percent (10%) per annum;

(C)   become due and payable in full (including all interest and principal) upon demand, but in any event only if and to the extent that payment of a distribution to Members could be made under KRS 275.225 at the time of such demand; and

(D)   allow prepayments of principal and interest at any time, without premium or penalty.

Until such note has been paid in full, the payment and performance of the Company's obligations under such promissory note shall be secured by a pledge of and security interest in the Remaining Units (which pledge and security interest shall be retained by the Deceased Member's estate or its designee), the Remaining Units shall be held by the "Depository," as hereinafter defined, and the Company shall not sell, convey or transfer all or substantially all of the assets of the Company, without the written consent of the Deceased Member's estate or its designee. In the event of any default by the Company, the Deceased Member's estate, or its designee, may pursue the remedies of a secured party under the Uniform Commercial Code. The "Depository" shall mean a bank or trust company mutually acceptable to the Deceased Member's estate or its designee, to which the Company shall promptly deliver the certificate(s) representing the Remaining Units endorsed in blank. The Depository shall hold such items as agent for the estate of the Deceased Member or its designee until the note has been paid in full. Upon receipt of notification that the note has been paid in full, the Depository shall deliver such items to the Company.

(b)   The price and payment terms for any Units to be purchased pursuant to subsection 8.2(a) of this Agreement shall be determined in accordance with Section 8.4 of this Agreement.

Section 8.3.   Voluntary Disposition of Membership Interest. In the event any Member (a "Selling Member") desires to sell his Units or any portion thereof, he or she shall first offer to sell such Units (the "Offered Units") to the Company and the other Members at the price and upon the terms set forth in Section 8.4 of this Agreement. Any such offer shall be in writing and shall state that the Selling Member offers to sell such Units. Such offer shall be sent by certified or registered mail to the Company and a copy thereof shall be sent to each Member then owning any Units.

(a)   The Company shall have a period of thirty (30) days after the date on which it receives such offer to accept all or part of such offer; acceptance shall be in writing and shall be sufficiently given if it is delivered in person to the Selling Member, or mailed to the address of the Selling Member stated in the offer before midnight of such thirtieth (30th) day.

(b)   If the Company does not purchase all of the offered Units, then the other Member or Members shall have the right to purchase any of the Offered Units not accepted by the Company during such thirty-day period, at the same price end upon the same terms of payment offered to the Company. Each such Member shall have an additional period of thirty (30) days within which to accept all of such offer not previously accepted by the Company by delivering to the Company a written notice of acceptance, including the name of the Member and the number of Units the Member desires to accept (his "Designated Number").

(c)   If the sum of the Designated Numbers plus the number of Offered Units accepted by the Company is less than the number of Offered Units, then the Company and the Members shall be deemed to have rejected the offer, and the Selling

Member shall be free to sell, assign, transfer, encumber or otherwise dispose of all of the Offered Units.

(d) Otherwise, the Company and/or the other Members shall have accepted such offer. If the sum of the Designated Numbers exceeds the number of Offered Units available (after deducting the number of Offered Units accepted by the Company), each purchasing Member shall have priority, up to his Designated Number, to the number of Units equal to the product of (1) the number of Offered Units available for purchase by the Members, <u>multiplied by</u> (2) the quotient of (i) the number of Units owned by the accepting Member, <u>divided by</u> (ii) the number of Units owned by all Members who accept the offer to purchase and who have not previously been allocated their Designated Number of Offered Units. Any remaining Offered Units shall be allocated in one or more successive allocations to those Members who have not previously been allocated their Designated Number of Offered Units.

Section 8.4. **Determination and Payment of Purchase Price**.

(a) The purchase price for each Units subject to redemption or purchase pursuant to this Agreement shall be the Book Value (as defined below) of such Units at the end of the month immediately preceding the month in which an offer is made to sell such Units, the Member ceases to be employed by the Company, or the Member's death occurred, whichever the case may be.

(b) The purchase price determined as set out in subsection (a), above, shall be payable as follows: the greater of one-fifth (1/5) of the purchase price shall be payable in cash, as a down payment, at the "Closing" (as defined below), and the balance, if any, of the purchase price shall be evidenced by the purchaser's negotiable promissory note, the principal of which shall be due and payable in four (4) equal, annual, consecutive installments, commencing one (1) year from the date of the "Closing." This promissory note shall bear interest at a rate equal to the average of the "Prime Rate" in effect at National City Bank of Kentucky's principal office in Louisville, Kentucky for twelve (12) full months prior to the date of the note, but in no event greater than ten percent (10%) per annum. Interest payments shall be due and payable concurrently with the principal payments.

Section 8.5. **Definitions for Article Eight**. The term "Book Value" shall mean the consolidated book value of a Units, as determined by the certified public accountants serving or selected by the Company at the time any evaluation is to be made hereunder and shall be computed in accordance with generally accepted accounting principles consistent with computations for prior years of the Company, provided, however, that Book Value (1) shall not include any allowance of any kind for goodwill or other similar intangible assets of the Company; and (2) shall include the net profits, after income taxes, of the Company through the end of the month prior to the month in which the death of the Member occurs or the offer is made, whichever is applicable.

Section 8.6. **Preemptive Tag Along Rights**. Subject to the terms and conditions specified in this Section 8.6, the Company hereby grants to each of Ted

Mitzlaff, Andrew Stokes, and Lowell Stokes (the "Initial Members") a preemptive right with respect to future sales by the Company of its Units or of other securities convertible into or exercisable for Units ("Equity Securities"). Upon each offering of Equity Securities, the Company shall first make an offering of such Equity Securities to the Initial Members, in accordance with the provisions set forth below.

(a) The Company shall deliver a notice by certified mail (a "Rights Notice") to each Initial Member stating (i) its bona fide intention to offer such Equity Securities, (ii) the number of such Equity Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such Equity Securities.

(b) Within 20 days after receipt of the Rights Notice, any of the Initial Members may elect to purchase or obtain, at the price and on the terms specified in the Rights Notice, the Fixed Percentage (as defined below) of the Equity Securities being offered for sale by the Company.

(c) With respect to each Initial Member, the "Fixed Percentage" shall be that percentage determined by dividing the number of Units held by such Initial Member on the date of determination by the number of Units then outstanding.

(d) During the 45-day period following the period described in Section 8.06(b), the Company may offer the remaining unsubscribed portion of the Equity Securities to any person or persons at a price not less than, and on terms no more favorable to the offeree than, those specified in the rights notice. If the Company does not enter into an agreement for the sale of the Equity Securities within such period, or if such agreement is not consummated within 60 days after its execution, the preemptive rights hereunder shall be revived and the Company shall not offer the Equity Securities to any third party unless it re-offers them to the Initial Members.

(e) The preemptive rights under this Section shall not apply (i) from and after the registration of the Company's securities under the Securities Act of 1933, (ii) to the issuance of securities pursuant to the exercise or conversion of convertible or exercisable securities, (iii) to the issuance of securities in connection with a bona fide business acquisition by the Company, (iv) the issuance of securities to financial institutions or lessors in connection with bona fide credit arrangements, (v) the issuance of securities pursuant to a Unit split, Unit dividend or recapitalization, or (vi) the issuance of securities to the employees or officers of the Company pursuant to plans or agreements approved by the Members.

Section 8.7. **Drag Along Rights**. If the Initial Members, approve (i) an acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that would result in the transfer of fifty percent (50%) or more of the outstanding voting power of the Company or in which the Members of the Company immediately prior to such transaction would own, as a result of such transaction, less than a majority of the voting securities, in the same relative proportions, of the successor or surviving entity immediately thereafter or a sale of all or substantially all of Company's assets, whether by means of a merger, consolidation, sale of stock or assets or otherwise (a "Sale of the Company") or (ii) a proposed round of equity financing by the Company (the "Equity Financing"), then all unitholders shall consent to and vote their Units in favor of the Equity Financing or the Sale of the Company, and if the Sale of the Company is structured as (a) a merger or consolidation of the Company, or a sale of all or substantially all of the Company's assets, each unitholder shall waive any dissenters' rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (b) a sale of the stock of the Company, the unitholders shall agree to sell their Units on the terms and conditions approved by the holders of a majority of the outstanding Units. Each unitholder hereby irrevocably constitutes and appoints the Company and any representative or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of such unitholder and in the name of such unitholder or in its own name, for the purpose of carrying out the terms of this Section 8.7, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Section. Such unitholder hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. The rights under this Section shall expire upon the Company's Initial Public Offering, if applicable.

Section 8.8.   Sale of the Company. Each of the Members agrees that, if Members holding two-thirds of the Units then held by all Members approve the sale of all of the outstanding Units of the Company, such Member shall consensually participate in such sale transaction (even if such Member voted against the transaction) and sell all of such Member's Units and/or rights to acquire Units, and take such other actions as may be reasonably requested, provided that the terms and conditions of participation are the same for all participating Members.

Section 8.9.   Substitute Members. A transferee of a Membership Interest shall have the right to become a Substitute Member if (i) the requirements of Sections 8.2 and 8.3 hereof are met, (ii) such person executes an instrument satisfactory to the remaining Members accepting and adopting the terms and provisions of this Agreement, and (iii) such person pays any reasonable expenses in connection with his or her admission as a Substitute Member.

Section 8.10.   Effect of Transfer.

(a)   Any permitted transfer of all or any portion of a Member's Membership Interest shall take effect on the first day of the month following receipt by the Members of a written notice of the transfer. Any transferee of a Membership Interest shall take subject to the restrictions on transfer imposed by this Agreement.

(b)   Upon any transfer of a Member's Membership Interest in violation of this Agreement, the transferee shall have no right to participate in the management of the business and affairs of the Company or to become a Member, but such transferee shall only be entitled to receive the share of profits or other compensation by way of income and the return of contributions to which the transferor of such Membership Interest would otherwise be entitled.

Section 8.11. Termination of S Election. Upon election of the Manager, the Company may elect to revoke the Company's status as a S Corporation as defined in Code Section 1361 or any successor provision. In such case, all language in this Agreement relating to such election which shall include but is not limited to Membership, transfer of Units, or Company restrictions shall terminate and no longer be applicable. Notwithstanding the foregoing, all other provisions of this Agreement shall remain in full force and effect.

ARTICLE 9
DISSOLUTION AND TERMINATION

Section 9.1. Events of Dissolution. The Company shall be dissolved, its assets disposed of and its affairs wound up upon the consent of Members holding two-thirds of the Units then held by Members. Notwithstanding anything herein to the contrary, the death, incompetence or Bankruptcy of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company shall not result in the dissolution of the Company.

Section 9.2. Procedure for Winding Up, Liquidation and Distribution of Assets. Upon dissolution, an accounting shall be made by the Company's independent certified public accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution. The Manager shall immediately proceed to wind up the affairs of the Company by complying with all requirements of the Act to the winding up of the Company, including but not limited to the following:

(a)   sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Manager may determine to distribute any assets to the Members in kind);

(b)   allocate any Net Income or Net Loss resulting from such sales to the Members in accordance with Article 8 above;

(c)   discharge all liabilities of the Company, including liabilities to the Members who are creditors, to the extent otherwise permitted by law, other than liabilities to the Members for distributions, and establish such reserves as may reasonably be necessary to provide for contingencies or liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company);

(d) distribute the remaining assets in the following order:

(i) If any assets of the Company are to be distributed in kind, the net fair market value of those assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Members. Those assets shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Members shall be adjusted pursuant to the provisions of Article 9 of this Agreement to reflect such deemed sale;

(ii) The positive balance (if any) of each Member's Capital Account (as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs) shall be distributed to the Members, either in cash or in kind, with any assets distributed in kind being valued for this purpose at their fair market value as determined pursuant to this Section; and

(iii) Any such distributions to the Members in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2).

(e) Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), the Member shall have no obligation to make any Capital Contribution, and the negative balance of the Member's Capital Account shall not be considered a debt owed by the Member to the Company or to any other person for any purpose whatsoever.

(f) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

(g) The Manager shall comply with any applicable requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

Section 9.3. Articles of Dissolution. When all debts, liabilities and obligations have been paid and discharged or adequate provision has been made therefor and all of the remaining property and assets have been distributed to the Members, articles of dissolution setting forth the information required by the Act shall be executed in duplicate, verified by the person signing the articles of dissolution and delivered to the Kentucky Secretary of State. Upon the filing of the articles of dissolution, the existence of the Company shall cease, except for the purpose of suits, other proceedings and appropriate action as provided in the Act. The Manager shall have authority to distribute any Company property discovered after dissolution, convey real estate, and take such other action as may be necessary on behalf of and in the name of the Company.

Section 9.4. **Return of Contribution Nonrecourse to Other Members.** Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of one or more Members, the Members shall have no recourse against the Manager or any other Member.

Section 9.5. **Waiver of Right to Court Decree of Dissolution.** The parties agree that irreparable damage would be done to the goodwill and business affairs of the Company if any Member should bring an action in court to dissolve the Company. Care has been taken in this Agreement to provide fair and just payment in liquidation of the Membership Interests of all Members. Accordingly, each party hereby waives and renounces its right to a court decree of dissolution or to seek the appointment by the court of a receiver and/or liquidator for the Company, under Kentucky law or any other statute; common law or regulatory rule, except as may be sought by the Company itself.

ARTICLE 10
INDEMNIFICATION

Section 10.1. **Indemnification.** The Company shall indemnify the Manager for, and hold the Manager harmless from, any authorized act performed by the Manager with respect to Company matters, except for fraud, gross negligence, willful misconduct or an intentional breach of a material term of this Agreement.

Section 10.2. **Liability.** No Manager shall be liable, responsible or accountable, in damages or otherwise, to any Member or the Company, for any act performed by the Manager with respect to Company matters, except for fraud, gross negligence, willful misconduct or intentional breach of a material term of this Agreement.

ARTICLE 11
GENERAL PROVISIONS

Section 11.1. **Complete Agreement.** This Agreement and the Articles constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter hereof. This Agreement and the Articles replace and supersede all prior agreements by and among the Members or any of them, including but not limited to all prior written and oral statements. No representation, statement, condition or warranty not contained in this Agreement or the Articles shall be binding on the Members or have any force or effect whatsoever.

Section 11.2. **Governing Law.** This Agreement and the rights of the parties hereunder shall be governed by, interpreted, and enforced in accordance with the laws of the Commonwealth of Kentucky.

Section 11.3. **Binding Effect.** Subject to the provisions of this Agreement relating to transferability, this Agreement shall be binding upon and inure to the benefit of the Members and their respective distributees, successors and assigns.

Section 11.4. **Headings.** All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

Section 11.5. **Severability.** If any provision of this Agreement is held to be illegal, invalid or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never been part of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and legal, valid and enforceable.

Section 11.6. **Arbitration.** The parties shall submit any and all disputed issues to final and binding arbitration. A disputed issue means any disagreement in regard to any of the terms and conditions of this Agreement and any dispute between the parties concerning their relationships, including issues not directly covered by this Agreement. Any such dispute shall not be subject to appeal to any court except to permit a party to seek court enforcement of any arbitration award rendered hereunder. If the parties agree to the appointment of a single arbitrator, then the single arbitrator shall determine and decide any dispute arising hereunder. If the parties cannot agree to the selection of a single arbitrator, then each party shall designate a qualified person to serve as an arbitrator. The arbitrator(s) shall establish rules for the conduct of the arbitration consistent with the Commercial Dispute Resolution rules of the American Arbitration Association and KRS 417.050 et seq. and shall have no prior or present relationship with any of the parties. The arbitration hearing and proceedings shall take place in the Commonwealth of Kentucky and shall be enforceable in the Commonwealth of Kentucky. The arbitrator(s) shall be empowered to hear, conclusively determine and resolve all claims and disputes between the parties. Arbitration fees and expenses shall be shared equally by the parties to the arbitration. The parties agree that all matters to be arbitrated and the arbitration award shall be maintained on a confidential basis. All issues and the results thereof shall not be disclosed by the parties or their representatives, and the parties and their representatives shall not report any of their proceedings to the public. These provisions shall not prohibit any party from securing witnesses, experts or other advisors as are necessary in order for the parties to present their case.

Section 11.7. **Multiple Counterparts.** This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument. However, in making proof hereof it shall be necessary to produce only one copy hereof signed by the party to be charged.

Section 11.8. **Additional Documents and Acts.** Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

Section 11.9. **No Third Party Beneficiary.** This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns subject to the express provisions hereof relating to successors and assigns, and no other person shall have any right, interest or claim hereunder or be entitled to any benefit under or on account of this Agreement as a third party beneficiary or otherwise.

Section 11.10. **Notices.** Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and shall be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices shall be given to a Member at the address of such Member listed in the Company's records. Any Member or the Company may, at any time by giving 5 days' prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice shall be given.

Section 11.11. **Amendments.** All amendments to this Agreement shall be in writing and signed by all the Members.

Section 11.12. **Title to Company Property.** Legal title to all property of the Company shall be held and conveyed in the name of the Company.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date first set forth above. However, the undersigned acknowledge and agree that the effective date of this Agreement shall be the date the Articles of Organization of the Company were accepted for filing by the Kentucky Secretary of State.

_____
Theodore "Ted" Mitzlaff

_____
Peter McDermott

_____
Lowell Stokes

Section 11.8.   Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and the transactions contemplated hereby.

Section 11.9.   No Third Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns subject to the express provisions hereof relating to successors and assigns, and no other person shall have any right, interest or claim hereunder or be entitled to any benefit under or on account of this Agreement as a third party beneficiary or otherwise.

Section 11.10.   Notices. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and shall be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices shall be given to a Member at the address of such Member listed in the Company's records. Any Member or the Company may, at any time by giving 5 days' prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice shall be given.

Section 11.11.   Amendments. All amendments to this Agreement shall be in writing and signed by all the Members.

Section 11.12.   Title to Company Property. Legal title to all property of the Company shall be held and conveyed in the name of the Company.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date first set forth above. However, the undersigned acknowledge and agree that the effective date of this Agreement shall be the date the Articles of Organization of the Company were accepted for filing by the Kentucky Secretary of State.



_____
Theodore "Ted" Mitzlaff



_____
Peter McDermott

_____
Lowell Stokes

_____
Breck Jones Jr.

_____
Wes Matelich

_____
Glen Sullivan

_____
Debra Hope

_____
Gary Oshana

_____
Andrew Stokes

_____
Tom Childress

_____
Breck Jones Sr.

_____
Larry Thornton

_____
Jim Hatcher

_____
Howard Vogt

_____
Howie Vogt

_____
George Matelich

_____
G.M. Curtis

_____
John Buchino

_____
Michael Grisanti

_____
Robert English

_____
Kevin Cohoon

_____
John Hill

_____
Jeffrey K. Betzoldt

_____
David Hussung

Breck Jones Jr.

Wes Matelich

Glen Sullivan

Debra Hope

Gary Oshana

Andrew Stokes

Tom Childress

Breck Jones Sr.

Larry Thornton

Jim Hatcher

Howard Vogt

Howie Vogt

George Matelich

G.M. Curtis

John Buchino

Michael Grisanti

Robert English

Kevin Cohoon

John Hill

Jeffrey K. Betzoldt

David Hussung

Breck Jones Jr.

Wes Matelich

Glen Sullivan

Debra Hope

Gary Oshana

Andrew Stokes

Tom Childress

Breck Jones Sr.

Larry Thornton

Jim Hatcher

Howard Vogt

Howie Vogt

George Matelich

G.M. Curtis

John Buchino

Michael Grisanti

Robert English

Kevin Cohoon

John Hill

Jeffrey K. Betzoldt

David Hussung

Breck Jones Jr.

Wes Matelich

Glen Sullivan

Debra Hope

Gary Oshana

Andrew Stokes

Tom Childress

Breck Jones Sr.

Larry Thornton


Jim Hatcher

Howard Vogt

Howie Vogt

George Matelich

G.M. Curtis

John Buchino

Michael Grisanti

Robert English

Kevin Cohoon

John Hill

Jeffrey K. Betzoldt

David Hussung